ELLINGTON FINANCIAL LLC
53 Forest Avenue
Old Greenwich, Connecticut 06870

June 13, 2017

VIA EDGAR AND EMAIL
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Stacie D. Gorman

Ellington Financial LLC
Registration Statement on Form S-3 (File No. 333-218371)

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ellington Financial LLC (the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 4:00 p.m. on June 15, 2017, or as soon thereafter as practicable.

The Company requests that it be notified of such effectiveness by a telephone call to Daniel M. LeBey of Vinson & Elkins LLP at (804) 327-6310.

Very truly yours,

ELLINGTON FINANCIAL LLC

By:/s/ Laurence Penn
Name: Laurence Penn
Title: Chief Executive Officer and President